Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek

Israel 2310102

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Monday, December 28, 2020

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Monday, December 28, 2020, at 4:00 PM Israel time (9:00 AM Eastern time) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102,, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Re-election of Dov Farkash as Class I Director of the Company, for a term of three years;

2.	Re-election of Orly Solomon and Ido Lapidot as external directors, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and approval of their compensation;

3.	Approval of transactions with GTRIMG Investments Ltd. as set forth in the Proxy Statement;

4.	Approval of the Active Chairman Agreement between the Company and Exoro Ltd., a company wholly owned by Dov Farkash, Class I Director and active chairman of the Company;

5.	Approval of an amendment of Article 5 of the Company’s articles of association to increase the Company’s authorized share capital;

6.	Approval of an amendment of Article 49 of the Company’s articles of association to change the terms of election of directors; and

7.	Approval of the appointment of the independent auditors of the Company for the fiscal year 2020.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders of record at the close of business on November 25, 2020, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Ordinary Shares holders must submit their proxies to the Company’s offices no later than 11:59 PM the day prior to the Meeting (i.e., 11:59 PM (Israel time) on December 27, 2020). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and will be available on the Commission’s website at www.sec.gov. The proxy statement will also be available on the Company’s website www.pvnanocell.com.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than Thursday, December 17, 2020.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek , Israel 2310102, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il no later than Tuesday, December 1, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday December 8, 2020 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

By Order of the Board of Directors,

Dr. Fernando de la Vega
Chief Executive Officer

Migdal Ha’Emek, Israel

November 24, 2020